PROSPECTUS ADDENDUM Dated November 2, 2018 Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-225551

PROSPECTUS ADDENDUM (to Prospectus Addendum dated December 30, 2016, Amendment to Pricing Supplement dated May 14, 2018, Product Supplement dated February 12, 2016 and Prospectus dated April 29, 2016)

UBS AG FI Enhanced Global High Yield ETN due March 3, 2026

This prospectus addendum relates to the FI Enhanced Global High Yield ETN due March 3, 2026 (the “Securities”) previously issued by UBS AG that are part of a series of debt securities entitled “Medium Term Notes, Series B”. The Securities were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your series of Securities, UBS AG prepared either a prospectus supplement or a pricing supplement as supplemented by a product supplement (each, as amended from time to time, an “applicable supplement”), each of which supplements and forms part of the original prospectus relating to your series of Securities. The applicable supplement relating to each series of Securities incorporates a “base” prospectus dated on or before April 29, 2016 (in each case, a “prior base prospectus”). UBS AG will use this prospectus addendum and the applicable supplement in connection with the continuous offering of Securities.

UBS AG has now prepared a new “base” prospectus dated October 31, 2018 (the “new base prospectus”). The new base prospectus replaces the prior base prospectuses.

Because the terms of your Securities otherwise have remained the same, UBS AG is continuing to use the applicable supplement. As a result, you should read the applicable supplement which gives the specific terms of your Securities, together with the new base prospectus. When you read these documents, please note that all references in the applicable supplements to a prior base prospectus, or to any sections of a prior base prospectus, should refer instead to the new base prospectus, or to the corresponding section of the new base prospectus. In addition, please note that instead of using the website links in the applicable supplements to a prior base prospectus, you should use the following website link to access the new base prospectus:

http://www.sec.gov/Archives/edgar/data/1114446/000119312518314003/d612032d424b3.htm

In addition, please disregard the table of contents for any prior base prospectus that is provided in the applicable supplement for your Securities. A table of contents for the new base prospectus is provided on page i of the new base prospectus.

UBS AG, UBS Securities LLC, UBS Financial Services Inc. or any affiliate of UBS AG may use this prospectus addendum, together with the applicable supplements and the new base prospectus, in connection with offers and sales of the Securities in market-making transactions. Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in the applicable supplement for your Securities and “Plan of Distribution” in the new base prospectus.

Prohibition of Sales To EEA Retail Investors

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Supplemental Risk Factor Disclosure

The Securities are not bank deposits — An investment in the Securities carries risks which are very different from the risk profile of a bank deposit placed with UBS or its affiliates. The Securities have different yield and/or return, liquidity and risk profiles and would not benefit from any protection provided to deposits.

The discussion below regarding alternative treatments and the Medicare tax in this prospectus addendum supersedes the corresponding discussions in the applicable pricing supplement and product supplement and is otherwise intended to be read in conjunction with the discussion under “Material U.S. Federal Income Tax Consequences” in the pricing supplement.

Alternative Treatments. It is possible that the IRS could assert that you should be required to take into account dividends paid on the Index Constituent Securities during the time you hold your Securities as ordinary income, either when such dividends are paid or upon the sale, exchange, redemption or maturity of your Securities, even if you are not treated as if you owned the Index Constituent Securities. In addition, the IRS could potentially assert that you should be required to treat amounts attributable to the Accrued Fees, Redemption Fee, and Loss Rebalancing Fees, if any, as amounts of expense. For tax years through 2025, these amounts are not deductible by individual taxpayers. For tax years beginning on or after January 1, 2026, the deduction of any such deemed expenses would generally be subject to the 2% floor on miscellaneous itemized deductions. Such amounts would correspondingly increase the amount of gain or decrease the amount of loss that you recognize with respect to your Securities. For a discussion of other possible alternative treatments of your Securities, please see the discussion under “Material U.S. Federal Income Tax Consequences — Alternative Treatments” of the accompanying product supplement.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income”, which may include any income or gain realized with respect to the Securities, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax to an investment in the Securities.

UBS Investment Bank	UBS Securities LLC
Prospectus Addendum dated November 2, 2018